Exhibit 4.5

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of CalAmp Corp.’s securities is a summary. This summary is qualified by reference to the Delaware General Corporation Law (the “DGCL”) and the complete text of CalAmp Corp.’s amended and restated certificate of incorporation (the “Charter”) and amended and restated bylaws (the “Bylaws”). We encourage you to read that law and those documents carefully for additional information.

Capital Stock

Our authorized capital stock consists of 83,000,000 shares, divided into 80,000,000 shares of common stock, par value $0.01 per share, and 3,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Dividend Rights. Subject to the preferences of any preferred stock and any other stock ranking prior to the common stock as to dividends, holders of our common stock will be entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor.

Voting Rights. Each holder of our common stock is entitled to one vote for each share on all matters on which stockholders are entitled to vote. Holders of our common stock do not have cumulative voting rights.

Liquidation, Dissolution and Winding-up Rights. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Pre-emptive and Other Rights. Our common stock has no pre-emptive, subscription or conversion rights and are not subject to further calls or assessments, or rights of redemption by us. There are no redemption or sinking fund provisions applicable to our common stock.

Potential issuance of preferred stock. Pursuant to our Charter, our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue from time to time up to 3,000,000 shares of preferred stock in one or more series and to fix from time to time before issuance the number of shares to be included in any series and the designation, relative powers, preferences and rights and qualifications, limitations or restrictions of all shares of such series, in each case without further vote or action by our stockholders. Although the board has no intention at the present time of issuing shares of preferred stock, the rights of holders of common stock may be materially limited or qualified by the rights of holders of preferred stock that we may issue in the future.

Anti-Takeover Provisions

Certain provisions of Delaware law, our Charter and our Bylaws may have the effect of delaying or preventing a change in control if CalAmp Corp.’s board of directors determines such change in control is not in the best interests of CalAmp Corp. and its stockholders.

Delaware Law

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We are subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless:

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prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock that is not owned by the interested stockholder.

Provisions Relating to our Charter and Bylaws

In addition, our Charter and Bylaws include a number of provisions that may have the effect of discouraging persons from pursuing non-negotiated takeover attempts. These provisions include:

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the ability to authorize undesignated preferred stock with voting, special approval, dividend, or other rights or preferences. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of CalAmp Corp.;

•	advance notice procedures for stockholder proposals to be considered at stockholders’ meetings;
•	the ability of CalAmp Corp.’s board of directors to fill vacancies on the board;
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that the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of CalAmp Corp.; (b) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of CalAmp Corp. to CalAmp Corp. or CalAmp Corp.’s stockholders; (c) any action asserting a claim against CalAmp Corp. arising pursuant to any provision of the DGCL, our Charter or our Bylaws; (d) any action to interpret, apply, enforce or determine the validity of our Charter or our Bylaws; or (e) any action asserting a claim against CalAmp Corp. governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein; and

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that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action against CalAmp Corp. or any director, officer, employee or agent of CalAmp Corp. arising under the Securities Act of 1933, as amended.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Co., LLC.

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Nasdaq Global Select Market

Our common stock is listed on NASDAQ under the symbol “CAMP.”

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